UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to                     .

Commission file number  1-8649.

A. Full title of the plan and address of the plan if different from that of the issuer named below:

The Toro Company Investment, Savings, and Employee Stock Ownership Plan

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN  55420
Attn: Director, Tax Accounting

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN  55420

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Toro Company Investment, Savings,
and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of the year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

   June 27, 2008

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006

Assets:
Cash and cash equivalents	$-	130,126
Investments at fair value:
Interest in the Toro Company Master Trust fund	639,702,693	593,416,000
Loans	1,677	23,871
Total investments	639,704,370	593,439,871

Employee contribution receivable	48,590	47,511
Employer contribution receivable	12,614,806	12,107,989
Net assets available for benefits at fair value	652,367,766	605,725,497
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	251,174	1,153,751
Net assets available for benefits	$652,618,940	606,879,248

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to Net Assets:
Investment income:
Participant loan interest	$2,488	480
Plan interest in net investment income of the Toro
Company Master Trust fund	64,666,354	58,538,550
Net investment income	64,668,842	58,539,030

Employer contributions	16,720,304	15,084,808
Participant contributions	13,156,808	12,500,531
Rollover contributions	690,595	525,472
Total contributions	30,567,707	28,110,811

Total additions to net assets	95,236,549	86,649,841

Deductions from Net Assets:
Benefit payments	(49,496,857)	(36,341,624)

Net increase in net assets available for benefits	45,739,692	50,308,217

Net assets available for benefits:
Beginning of year	606,879,248	556,571,031

End of year	$652,618,940	606,879,248

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Summary Description of Plan

The following description of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document restated as of January 1, 2006 for more complete information.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective January 1, 2002, The Toro Company Employee Stock Ownership Plan was merged into The Toro Company Investment and Savings Plan to become The Toro Company Investment, Savings, and Employee Stock Ownership Plan. However, there continues to be an Employee Stock Ownership (ESOP) portion and a profit sharing portion of the Plan.  Effective September 2, 2003, the Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan was merged into the Plan. The Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan offered loans to participants.  Since loans are not offered under the Plan, outstanding loan balances were transferred as a result of the merger into the Plan and continue to be repaid by participants.

The primary purpose of the ESOP portion of the Plan is to provide employees who become participants in the Plan an opportunity to have their account balances invested in Common Stock of The Toro Company. The portions of participant accounts that hold Company Common Stock are included in the ESOP portion of the Plan.  The portions of participant accounts that do not hold such stock are included in the profit sharing portion of the Plan.

Participants may make their own contributions to the Plan.  These are initially made to the profit sharing portion of the Plan.

Plan participants are also eligible to have the Company make ESOP and Investment Fund Contributions to the Plan on their behalf after two years of qualifying service with the Company. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Company also makes matching contributions to the Plan with respect to Participant contributions. Participants are eligible for matching contributions after completing one year of qualifying service with the Company. Company matching contributions, together with income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.  ESOP Contributions and Matching Contributions are initially invested in Company Common Stock.

Participants may choose to have their accounts including those initially invested in Company Common Stock invested in any of the investment funds made available under the Plan or in Company Common Stock.  All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

Participant may receive distributions from their vested accounts under the Plan upon termination of employment, retirement, or death in the form of a lump-sum payment or in installments.  Participants are allowed to withdraw amounts that they previously rolled into the Plan.  Withdrawals are also allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need.  To the extent an account is invested in Company common shares, a withdrawal or distribution can be in the form of common shares or cash.

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Effective November 5, 2007, a new trustee (Fidelity) was appointed to the Plan.  Plan assets transferred to the new trustee were transferred into funds comparable to those offered by the former trustee (J.P. Morgan Retirement Plan Services).  The conversion initiated a “Black Out” period beginning October 20, 2007 and continued through November 4, 2007.  Prior to this period, employees were notified and able to select funds with the new trustee.  During the Black Out period, fund elections could not be changed or withdrawn from the Plan until the new trustee had time to accurately complete the conversion.  Employee contributions continued to be made through payroll deductions, and contributions were deposited directly into the participant accounts based on their elections until the completion of the Black Out period.

Benefit payments and transfers of participants’ interests are made by the trustee.

During the year ended December 31, 2007 and 2006, forfeited nonvested accounts totaled $36,383 and $4,921, respectively. These accounts are used to offset future employer contributions.

The Company absorbs all administrative costs of the Plan, with the exception of investment management fees, which are netted against investment income.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statement Presentation

The accompanying financial statements of The Toro Company Investment, Savings, and Employee Stock Ownership Plan are presented in accordance with U.S generally accepted accounting principles. The accounting records of the Plan are maintained on the accrual basis.

(b)	Investments

The Plan’s investments are in a Master Trust held by Fidelity. The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the trustee. Purchases and sales of securities are recorded on a trade-date basis.

The Company maintains one Master Trust for three profit sharing and retirement plans that are sponsored by the Company. The three plans are the Plan, The Toro Company Profit Sharing Plan for Plymouth Union Employees and the Hahn Equipment Company Savings Plan for Union Employees. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.  The Master Trust invests in fully benefit-responsive investment contracts stated at fair value and then adjusted to contract value.  Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Plan’s proportionate share of net investment income from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the Master Trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 99% as of December 31, 2007 and 2006.

(c)	Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)	Concentrations of Risk

The Plan has investments in a variety of investment funds.  Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

The assets held by the Master Trust include The Toro Company Common Stock.  At December 31, 2007 and 2006, approximately 34% and 36% of the investments of the Master Trust were invested in common stock of the Company.  The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.

(e)	Fully Benefit-Responsive Investment Contracts

The financial statements reflect the Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  As required by the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the Master Trust, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(f)	Reclassifications

Certain amounts from prior year’s financial statements have been reclassified to conform to the current year presentation.

(g)	New Accounting Pronouncement to be Adopted

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  The provisions of SFAS 157 are effective as of the beginning of the 2008 plan year.  Management is currently evaluating the impact of adopting SFAS 157 and does not expect the adoption to have a material impact on the Plan’s financial statements.

(3)	Funding Policy, Contributions, and Plan Transfers

For the ESOP portion of the Plan, the funding policy is to make annual contributions pursuant to a formula and to make matching contributions. The formula contribution is made by the Company and equals 1.5% of total participant compensation earned during the plan year. The formula

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

contribution is allocated to participants based on the participants’ compensation earned during the plan year as a percentage of total plan year compensation.

For the profit sharing portion of the Plan, the funding policy is to make annual investment fund contributions to the Plan in amounts determined by a formula set forth in the Plan. The contribution formula is based on 5.5% of the participants’ total compensation earned during the plan year plus 5.5% of the participants’ compensation above the Social Security taxable wage base as of the beginning of the plan year. Investment income is allocated based on participants’ account balances.

Participant contributions are made to the profit sharing portion of the Plan.  They consist of salary reduction elections under a 401(k) feature, voluntary after-tax contributions, and rollover funds from other qualified plans. The Company is required to make a matching contribution into the ESOP portion of the plan equal to 50% of the participants’ contributions to the Plan not to exceed 2% of the participants’ total compensation.  That contribution is invested in Company Common Stock.

Transfers to/from other funds represent participant elected rollovers to/from plans of other employers or other transfers to/from other plans.

(4)	Party-in-interest Transactions

Fidelity (trustee of the Plan effective November 5, 2007) and J.P. Morgan Retirement Plan Services (former trustee of the Plan) and The Toro Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by Fidelity (trustee of the Plan effective November 5, 2007) and JP Morgan Retirement Plan Services (former trustee of the Plan). Some of the investment funds available to participants also include mutual funds managed by Fidelity and JP Morgan.  In the opinion of the Plan’s legal counsel, transactions between the Plan and the trustees are exempt from being considered as “prohibited transactions” under the ERISA Section 408(b).

(5)	Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(6)	Master Trust Fund

Under the terms of the trust agreement, the trustee manages investment funds on behalf of the Plan. The trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the trustee is subject to the discretion of participants, other fiduciaries or the Company. In accordance with the trust agreement, the assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust.  Investment income related to the Master Trust is allocated to the individual plans based upon beginning of the month balances invested in the Plan.

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Net investment income for the Master Trust for the years-ended December 31, 2007 and 2006 was as follows:

	2007	2006
Net realized and unrealized appreciation in fair
value of investments	$44,948,064	41,261,248
Net realized and unrealized appreciation	44,948,064	41,261,248

Interest	23,306	3,223
Dividends	20,935,009	16,417,004
Net Investment Income	$65,906,379	57,681,475

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Fair values of Master Trust investments at December 31, 2007 and 2006 were as follows:

Description	2007	2006
Common Collective Trusts
Wells Fargo Stable Return E	$83,706,503	$85,630,792
Barclays Global Investors	9,472,865	21,749,153
Registered Investment Securities
Artisan Mid Cap Fund	9,961,602	9,005,047
JP Morgan MidCap Value	12,271,931	13,824,733
STI Classics Small Cap Growth Stock Fund	—	7,184,245
Fidelity Diversified International Fund	55,049,741	47,908,736
Growth Fund of America	69,498,831	63,013,048
ICM Small Company	27,574,964	30,783,774
Vanguard Institutional Index	18,891,792	37,554,154
American Century Large Company Value Fund	61,240,057	67,308,832
Alger Small Cap	7,952,213	—
Common Stock
The Toro Company Common Stock	217,508,364	212,431,878
Pooled Funds
Pyramis Index Lifecycle 2000	1,815,105	—
Pyramis Index Lifecycle 2005	2,022,179	—
Pyramis Index Lifecycle 2010	6,973,780	—
Pyramis Index Lifecycle 2015	13,034,933	—
Pyramis Index Lifecycle 2020	14,673,475	—
Pyramis Index Lifecycle 2025	14,766,645	—
Pyramis Index Lifecycle 2030	7,849,222	—
Pyramis Index Lifecycle 2035	4,809,707	—
Pyramis Index Lifecycle 2040	2,263,024	—
Pyramis Index Lifecycle 2045	1,469,009	—
Pyramis Index Lifecycle 2050	300,602	—

Total investments	$643,106,544	$596,394,392

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(7)	Federal Income Taxes

The Plan Administrator has received a determination letter from the Internal Revenue Service, dated October 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that the trust created under the Plan is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since the date of this letter, and an updated tax determination letter was received on February 19, 2008. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(8)	Reconciliation of Differences between these Financial Statements and the Financial Information Required on Form 5500:

December 31,
2007
Net assets available for benefits as presented in these
financial statements	$652,618,940
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts at December 31, 2007	(251,174)

Net assets available for benefits as presented on Form 5500	$652,367,766

Year Ended
December 31,
2007
Net increase in net assets available for benefits as
presented in these financial statements	$45,739,692

Adjustment from contract value to fair value for
fully benefit-responsive investment contracts at December 31,2007	(251,174)
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts at December 31, 2006	1,153,751
Adjustment for employer contribution receivable at December 31, 2006	32,843
Adjustment for employee contribution receivable at December 31, 2006	47,511

Net increase in net assets available for benefits as
presented on Form 5500	$46,722,623

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

December 31,
2006
Net assets available for benefits as presented in these
financial statements	$606,879,248

Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(1,153,751)
Adjustment for employer contribution receivable	(32,843)
Adjustment for employee contribution receivable	(47,511)

Net assets available for benefits as presented on Form 5500	$605,645,143

Year Ended
December 31,
2006
Net increase in net assets available for benefits as
presented in these financial statements	$50,308,217

Adjustment from contract value to fair value for
fully benefit-responsive investment contracts December 31, 2006	(1,153,751)
Adjustment for employer contribution receivable at December 31, 2006	(32,843)
Adjustment for employee contribution receivable at December 31, 2006	(47,511)
Adjustment for employer contribution receivable at December 31, 2005	12,963
Adjustment for employee contribution receivable at December 31, 2005	44,272

Net increase in net assets available for benefits as
presented on Form 5500	$49,131,347

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of the Year)

December 31, 2007

		Current
Description	Cost	value

*Participant Loans	—	$1,677

Total investments		$1,677

*Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Investment, Savings, and
Employee Stock Ownership Plan

Date: June 27, 2008	By /s/ Stephen P. Wolfe
Stephen P. Wolfe
Vice President Finance
and Chief Financial Officer
of The Toro Company

Exhibit Index
Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm